UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, June 2024

Commission File Number 001-41813

TURBO ENERGY, S.A.

(Translation of registrant’s name into English)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description
99.1	Proxy Notice for shareholders who hold American Depositary Shares of 2024 Annual General Meeting of Shareholders
99.2	Proxy Notice for shareholders who hold Oridnary Shares of 2024 Annual General Meeting of Shareholders
99.3	Proxy Statement of 2024 Annual General Meeting of Shareholders
99.4	Form of Proxy Card for 2024 Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2024	Turbo Energy, S.A.

	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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